SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration: 1431-1
SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares
SEC Registration (CUSIP) 20441B308 – Common Shares
LATIBEX Registration 29922 – Class B Preferred Shares

NOTICES TO SHAREHOLDERS

As resolved on by Copel's 57th Annual Shareholders' Meeting, held on April 26, 2012, on 05.29.2012 the Company will begin paying the rest of the shareholder compensation for the fiscal year 2011, as follows:

1.	Interest on Equity - IOE
1.1.	Gross amount:		R$195,277,121.00
1.2.	Shareholder compensation per share:
1.2.1.	For common shares		R$ 0.68030
1.2.2.	For class A preferred shares		R$1.65801
1.2.3.	For class B preferred shares		R$ 0.74840
1.3.	Tax rate: 15.00%, pursuant to Law 9249/95.
1.4.	Legal entities EXEMPT from withholding income tax pursuant to the Brazilian legislation must prove their status as such to the Company (address in item 3.1) by 05.11.2012 through a document issued by the Federal Revenue Service or a court decision or a statement referring to the Law confirming the exemption.
1.5.	As of April 27, 2012, inclusive, the share will be traded ex-interest on equity.

2.	Forms of payment
2.1.	Deposit in bank account (in accordance with the shareholder's registration data).
2.2.	Money order

3.	Shareholder Service
3.1.	Shareholder and custody Department
Rua Coronel Dulcídio, 800 – 3º andar
	CEP.: 80420-170	Curitiba - PR
	Phone: 0800 41 2772	Fax : 0XX41 3331-2916	e-mail: acionistas@copel.com
3.2.	Depository bank abroad: The Bank of New York Mellon

Curitiba, April 26, 2012

Ricardo Portugal Alves
Chief Financial,
Investor Relations and
Control of External Stockholding Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.